SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             ACXIOM CORPORATION
                              (Name of Issuer)

                          ACXIOM/MAY & SPEH, INC.
                    (Name of Person(s) Filing Statement)

               51/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                       (Title of Class of Securities)

                                  57777AAA
                   (CUSIP Number of Class of Securities)

                              ERIC LOUGHMILLER
                          Acxiom/May & Speh, Inc.
                              1501 Opus Place
                       Downers Grove, Illinois 60515
                               (630) 964-1501
               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of the Person(s)
                             Filing Statement)

                                 COPIES TO:

                          J. MICHAEL SCHELL, ESQ.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                               (212) 735-3000

                               October 23, 1998
   (Date Tender Offer First Published, Sent or Given to Security Holders)

                         CALCULATION OF FILING FEE
 --------------------------------------------------------------------------
      Transaction Valuation*:       Amount of Filing Fee:
 --------------------------------------------------------------------------
      $115,838,542                  $23,168
 --------------------------------------------------------------------------
      * The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $115,000,000 principal amount of Notes at the repurchase price (100% of the principal amount of the Notes, plus accrued interest to the date of repurchase) as of November 20, 1998 (the initial expiration date of the Offer). The amount of the filing fee is calculated in accordance with
 Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

 ( ) Check box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                            Filing Party:
      Form or Registration No.:                          Date Filed



                             INTRODUCTORY NOTE

      This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") is filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Act"), and relates to the offer by Acxiom/May & Speh, Inc. ("May & Speh"), a wholly owned subsidiary of Acxiom Corporation ("Acxiom") to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase dated October 23, 1998 (the "Offer to Purchase" and the related Letter of Transmittal (the "Letter of Transmittal") all of its outstanding 51/4% Convertible Subordinated Notes due 2003 (the "Notes"). The Notes are currently convertible into shares of Common Stock, par value $.10 per share of Acxiom ("Acxiom Common Stock") at a conversion price of $19.89 per share of Acxiom Common Stock.

      Copies of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits to this Statement. All cross-references below are to the Notice and the Proxy Statement, which are incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Offer to Purchase.

 Item 1.   Security and Issuer

           (a) The issuer of the Notes is Acxiom Corporation. Acxiom's principal executive offices are located at 301 Industrial Boulevard, Conway, Arkansas, 72033 and its telephone number is (501) 336-1000.

           (b) The securities which are the subject of the Offer are the 5 1/4% Convertible Subordinated Notes due 2003 originally issued by May & Speh, a wholly owned subsidiary of Acxiom. The Notes are convertible into Acxiom Common Stock at a conversion price of $19.89 per share of Acxiom Common Stock. In connection with the Merger and pursuant to the Supplemental Indenture, Acxiom has agreed to assume as a co-obligor all of the obligations of May & Speh under the Notes and the Indenture. As of the date hereof, there was $115,000,000 in aggregate principal amount of Notes outstanding. The Offer is to purchase for cash at the Repurchase Price any and all Notes validly tendered (and not withdrawn) pursuant to the terms and conditions of the Offer prior to the Expiration Date in denominations of $1,000 principal amount of Notes or integral multiples of $1,000. To the knowledge of Acxiom and May & Speh, no Notes are being purchased from any officer, director or affiliate of Acxiom or May & Speh.

           (c) The information set forth under the caption "MARKET PRICE INFORMATION" in the Offer to Purchase is incorporated herein by reference.

           (d) The person filing this Statement is May & Speh. May & Speh's principal executive offices are located at 1501 Opus Place, Downers Grove, Illinois 60515 and its telephone number is (630) 964-1501.

 Item 2.   Source and Amount of Funds or Other Consideration.

           (a)-(b) The information set forth under the caption "SOURCE AND AMOUNT OF FUNDS" in the Offer to Purchase is incorporated herein by reference.

 Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliates.

           The information set forth under the captions "GENERAL" and "PURPOSE AND EFFECTS OF THE OFFER" in the Offer to Purchase is incorporated herein by reference. Upon repurchase, the Notes will cease to be outstanding and will be delivered to Harris Trust and Savings Bank, as Trustee, for cancellation immediately after such purchase.

      (a) The information set forth under the caption "PURPOSE AND EFFECTS OF THE OFFER" in the Offer to Purchase is incorporated herein by reference.
      (b) The information set forth in the cover page of the Offer to Purchase is incorporated herein by reference.
      (c)  None.
      (d)  None.
      (e)  None.
      (f)  None.
      (g)  None.
      (h) The information set forth under the caption "PURPOSE AND EFFECTS OF THE MERGER" is incorporated herein by reference.
      (i) The information set forth under the captions "AVAILABLE INFORMATION" and "PURPOSE AND EFFECTS OF THE MERGER" is incorporated herein by reference.
      (j) The information set forth under the captions "AVAILABLE INFORMATION" and "PURPOSE AND EFFECTS OF THE MERGER" is incorporated herein by reference.

 Item 4.   Interest in Securities of the Issuer.

           None

 Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

           The information set forth under the captions "GENERAL," "PURPOSE AND EFFECTS OF THE OFFER," "SOURCE AND AMOUNT OF FUNDS" and the cover page of the Offer to Purchase is incorporated herein by reference.

 Item 6.   Persons Retained, Employed or to be Compensated.

           The information set forth under the caption "THE PAYING AGENT" in the Offer to Purchase is incorporated herein by reference.

 Item 7.   Financial Information.

           (a) The following documents filed by Acxiom (File No. 0-13163) with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

           1.   Proxy Statement of Acxiom on Schedule 14A dated August 17,
                1998;

           2. Annual Report of Acxiom on Form 10-K for the fiscal year ended March 31, 1998, as amended by the Annual Report of Acxiom on Form 10-K/A dated July 29, 1998 and the Annual Report of Acxiom on Form 10-K/A dated August 4, 1998;

           3. Quarterly Report of Acxiom on Form 10-Q for the fiscal quarter ended June 30, 1998; and

           4. Current Reports of Acxiom on Form 8-K dated June 4, 1998 and September 18, 1998.

           The following documents filed by May & Speh (File No. 0-27872) with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

           1.   Proxy Statement of May & Speh on Schedule 14A dated August
                17, 1998;

           2. Annual Report of May & Speh on Form 10-K for the fiscal year ended September 30, 1997;

           3. Quarterly Reports of May & Speh on Form 10-Q for the fiscal quarters ended December 31, 1997; March 31, 1998 and June 30, 1998; and

           4.   Current Report of May & Speh on Form 8-K dated June 4, 1998.

           All documents filed with the Commission by Acxiom pursuant to
           Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

           Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

      (b)  Not applicable.

 Item 8.   Additional Information.

      (a)  None.

      (b)  None.

      (c)  Not applicable.

      (d)  None.

      (e) The information set forth in the Offer to Purchase is incorporated herein by reference. Reference is hereby made to the exhibits hereto which are incorporated in their entirety herein by reference.

 Item 9.   Material to be Filed as Exhibits.

      Exhibit No.               Description

      (a)-(1)         -         Offer to Purchase, dated October 23,
                                1998.

      (a)-(2)         -         Letter of Transmittal.

      (a)-(3)         -         Notice of Guaranteed Delivery.

      (a)-(4)         -         Letter to Clients.

      (a)-(5)         -         Letter to Brokers, Dealers, Commercial
                                Banks, Trust Companies and Other Nominees.

      (b)(1)          -         Credit Agreement, dated as of March 26,
                                1998, by and among Acxiom, as borrower, Mercantile Bank, as Administrative and
                                Documentation Agent, Chase Manhattan
                                Bank, as Syndication Agent and the other lenders named therein.

      (b)(2)          -         Demand Note, dated September 18, 1998,
                                from Acxiom to May & Speh.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 Dated:  October 23, 1998                ACXIOM/MAY & SPEH, INC.


                                         By /s/ Eric Loughmiller
                                           ------------------------------
                                           Name:  Eric Loughmiller
                                           Title: Chief Financial Officer